SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 7, 2005

Commission File Number: 001-31274

SODEXHO ALLIANCE SA
3, avenue Newton
78180 Montigny-le-Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]            Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]             No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

Item

1.	Press release dated April 6, 2005 entitled “Good organic growth in fiscal 2005 first half revenues"

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA

April 7 , 2005	By:	/s/ Sian Herbert-Jones

		Name:	Sian Herbert-Jones
		Title:	Chief Financial Officer

Item 1

Paris, April 6, 2005

Good organic growth in fiscal 2005 first half revenues

Sodexho Alliance (Euronext: EXHO.PA / NYSE:SDX) – For the first half of fiscal 2004-2005, consolidated revenues totaled 5.9 billion euro, with organic growth in revenues of 4.0% at a constant consolidation scope and excluding exchange rate effects.

Excluding the one-time effect of the hospitality contract for the Rugby World Cup in November 2003, organic growth was 4.8% .

Revenues by activity

Activity Millions of euro	2003-2004	2004-2005	Organic growth(1)	Exchange rate variations(2)	Acquisitions	Total variation
Food and Management Services:	5 763	5 759	3.9%	-3.7%	- 0.3%	-0.1%

North America	2 661	2 586	4.4%	- 7.2%	-	-2.8%
Continental Europe	1 898	1 981	4.1%	0.1%	0.2%	4.4%
United Kingdom and	654	640	- 2.1%	- 0.1%	-	-2.2%
Ireland
Rest of the World	550	552	7.9%	-3.9%	- 3.6%	0.4%
Service Vouchers and Cards	127	131	7.6%	-3.0%	- 0.9%	3.7%
TOTAL	5 890	5 890	4.0%	-3.7%	- 0.3%	0.0%

(1)	At constant consolidation scope and excluding exchange rate effects
(2)	The U.S. dollar declined by 7.5% against the euro in the first half of 2004-2005

Organic growth accelerated as compared to the prior half year, both in North America and in Continental Europe, thus confirming our organic growth objective of approximately 4% for the full year.

t Food and Management Services:

In Food and Management Services, organic growth in revenues totalled 3.9% for the first half of 2004-2005, including 2.8% in Business and Industry, 5.1% in Education, and 4.8% in Healthcare.
1/3
Press Relations: Jérôme Chambin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin @sodexhoalliance.com
Investor Relations: Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 50 88 – E-mail : jeanjacques.vironda@sodexhoalliance.com

     North America

In North America, organic growth in revenues accelerated to 4.4% .

Business and Industry, including Defense, was down 1.1% with a decrease of 0.4% in the Business segment and 7.7% in Defense. Lower patronage resulting from troop deployments outside of the U.S. and longer than anticipated discussions with the U.S. Marine Corps on certain adjustments continued to weigh on our performance in Defense.

In Healthcare, organic growth accelerated and reached 7% as a result of both good growth in revenues on existing sites and the initial effects of dynamic sales efforts in both the acute care and seniors markets. In addition to the signing of a food services contract for 11 hospitals and four long-term care establishments with the New York City Health and Hospital Corporation, other recent wins include Memorial Hermann System and Christus Schumpert in Texas and the food services contract for ten senior residences for the American Baptist Homes in California.

Education also reported satisfactory performance, with organic growth of 6%. This resulted from increased patronage on sites we manage and the opening at the start of the school year of a number of contracts signed in the prior year, such as Emory University and South Carolina State University.

      Continental Europe

Organic growth in revenues was 4.1% .

Despite weak economic growth, Business and Industry segment revenues grew by 4.9%, with stronger growth in France, Spain and Germany as well as in the Central European countries, but more modest growth in Scandinavia, the Netherlands and Italy. Recent contracts awarded include the Atomic Energy Commission center in Cadarache, several La Poste sites in France, Russian Aluminium in Russia, Citibank in Budapest and Nordea in Finland.

Organic growth of 4.2% in Education benefited from the impact of the opening of contracts signed in the prior year with the municipality of Gävle in Sweden, the City of Budapest, the City of Frankfurt and in this year, the City of Duisburg in Germany as well as Roc Zadkine, an important training center in Rotterdam.

In Healthcare, the growth was only 2%, reflecting our high selectivity in choosing our clients. In addition to the Public Assistance Hospitals in Paris, recent commercial successes include the hospital of Hauteville in France and the Virgen de la Luz General Hospital in Spain.

      United Kingdom and Ireland

As anticipated, revenues declined by 2.1% excluding exchange rate effects. The full effect of extending services to the Colchester Garrison in the Defense segment as well as the opening of a new correctional facility in Bronzefield partially compensated for the lower activity and the rationalization in the rest of the Business segment.
2/3
Press Relations: Jérôme Chambin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin @sodexhoalliance.com
Investor Relations: Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 50 88 – E-mail : jeanjacques.vironda@sodexhoalliance.com

      Rest of the World

Excluding the impact of the Rugby World Cup in Australia in November 2003, organic growth was 18.2% . Our activities in Asia, Latin America and Remote Sites all recorded double-digit growth.

The Remote Sites activity benefited from renewed foraging activity and from the start-up of multiservice contracts signed in the prior year for infrastructure projects. In addition, new clients include Cerro Verde in Peru, Shanghai General Motors Corporation and HSBC Electronic Data Processing in mainland China.

t Service Vouchers and Cards:

In this activity, organic growth in revenues was 7.6% .

This growth is explained by the continued development of traditional services such as Restaurant, Meal and Gift vouchers. In Latin America, Central Europe, and Asia, Sodexho Pass was able to convince new clients of the quality of its solutions for motivating and securing the loyalty of their employees; in the pharmaceutical sector (Bristol-Myers Squibb, Novartis and Aventis), the cosmetics sector (L’Oreal) as well as in consumer products (Unilever).

The extension of new services in the assistance area, such as Vacation Pass, Childcare Pass and Culture Pass, reinforced our development; Lloyds TSB, Slovaq Telecom, the City of Stuttgart, the Provence Alpes Cote d’Azur region and the Belgian National Lottery have chosen us as a partner.

About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world’s leading provider of food and management services. With more than 313,000 employees on 24,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.5 billion euros for the fiscal year that ended on August 31, 2004. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 4 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management ’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.
3/3
Press Relations: Jérôme Chambin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin @sodexhoalliance.com
Investor Relations: Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 50 88 – E-mail : jeanjacques.vironda@sodexhoalliance.com